Exhibit 99.4

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF FLY LEASING LIMITED June 21, 2018 PROXY VOTING INSTRUCTIONS INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call. Vote online/by phone on or before 11:59 PM (New York City time) on June 17, 2018. MAIL - Sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM (New York City time) on June 18, 2018. GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. COMPANY NUMBER ACCOUNT NUMBER Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. 00033333000000000000 6 062118 THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSALS LISTED PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x FOR AGAINST ABSTAIN 1. To re-elect Erik G. Braathen as a director of the Company. 2. To re-elect Joseph M. Donovan as a director of the Company. 3. To re-elect Eugene McCague as a director of the Company. 4. To re-elect Susan M. Walton as a director of the Company. 5. To appoint Deloitte & Touche LLP as the Company’s independent auditors and to authorize the Board of Directors of the Company to determine their remuneration.